July 17, 2018

Re:      OBITX, Inc.

Amendment No. 2 to Registration Statement on Form S-1 Filed May 7, 2018

File No. 333-222978

To Whom It May Concern:

We have reviewed your letter and our responses are listed below along with the filing of Amendment #3 to Registration Statement on Form S-1. We have updated our filing to comply with the requirements of Rule 8-08 of Regulation S-X.  In addition, we have updated the auditor consent.

We have incorporated the changes requested in your last review for further clarification of the recent comments from staff.  We have included this correspondence in addition to this letter.

You may contact Thomas G. Amon, at (212) 810-2430 or Carl Hawkins, at (904) 748-9750 if you have questions regarding our responses to the staff comments and related matters.

Sincerely,

/s/ Alex Mardikian

Chief Executive Officer